APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of 701 Eateries to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in 701 Eateries's management or vote on and/or influence any managerial decisions regarding 701 Eateries. Furthermore, if the founders or other key personnel of 701 Eateries were to leave 701 Eateries or become unable to work, 701 Eateries (and your investment) could suffer substantially.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

LIMITED SERVICES

701 Eateries operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. 701 Eateries competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from 701 Eateries's core business or the inability to compete successfully against the with other competitors could negatively affect 701 Eateries's financial performance.

THE COMPANY MIGHT NEED MORE CAPITAL

701 Eateries might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If 701 Eateries is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if 701

Eateries is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if 701 Eateries fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of 701 Eateries, and the revenue of 701 Eateries can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of 701 Eateries to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.